Exhibit 99.1
Similarweb Names Michael Akkerman as New Chief Executive Officer

TEL AVIV, Israel — September 24, 2026 — Similarweb Ltd. (NYSE: SMWB), a leading digital data and analytics company, today announced that its Board of Directors has appointed Michael Akkerman as Chief Executive Officer, effective November 2, 2026. Mr. Akkerman succeeds Founder and CEO Or Offer, who, as previously announced in May 2026, is stepping down after close to two decades leading the Company.

Mr. Akkerman brings nearly 20 years of C-level and senior operating leadership across digital advertising, data, and technology businesses. He currently serves as Chief Business Officer of Digital Turbine (NASDAQ: APPS), leading a global team spanning sales, partnerships, marketing, product, and business operations. He previously served as Chief Revenue Officer of data.ai (formerly App Annie), where he led all go-to-market functions - sales, marketing, business development, and corporate strategy - for a platform providing app and market intelligence to many of the same enterprise customers Similarweb serves today.

Earlier, he served as Chief Product and Strategy Officer at Cardlytics (NASDAQ: CDLX), leading product alongside engineering, and held senior commercial leadership roles at both Uber (NYSE: UBER) and Pinterest (NYSE: PINS). Earlier in his career, he held global sales and strategy leadership roles at Kenshoo (now Skai), an Israeli-founded enterprise marketing software company. He holds a degree from the University of New South Wales, Sydney, Australia.

Michael will be based in and lead from Similarweb's New York office.

Or Offer will remain closely involved through a transition period, supporting Mr. Akkerman and the Board to ensure continuity for customers, partners, and employees.

Harel Beit-On, Chairman of the Board of Similarweb, said, “On behalf of the Board, I want to start by thanking Or for his extraordinary leadership since founding the company. He built Similarweb from the ground up into the company it is today, and we are deeply grateful for his vision, his partnership, and the culture he created. As we turn to our next chapter, this appointment is the culmination of a thorough and disciplined search process. Michael brings exactly the combination of data fluency, operating rigor, strategic depth, and multidisciplinary leadership this next phase calls for, and the Board has full confidence in him and in the continuity of Similarweb's bold vision”

Or Offer, Founder and outgoing CEO of Similarweb, said, “I've spent almost 20 years building this company, and I couldn't be prouder of where we stand today - a business that has successfully navigated its transition into the AI era and is well positioned for its next phase of growth. I am proud to hand the reins to someone with Michael's caliber, expertise, and energy. He has the experience and the track record to carry Similarweb forward, and I look forward to supporting him through the transition.”

Michael Akkerman, incoming CEO of Similarweb, said, “Similarweb sits on one of the most valuable data assets in the industry - years of insight into how people navigate the digital world, online and in-app. I've been a customer since early in my career and have seen firsthand how turning this kind of intelligence into action drives meaningful business results.

Exhibit 99.1
I'm humbled by the opportunity to build on the foundation that Or and the team have cemented, right at the inflection point when AI is reshaping how we interact with and measure the digital world, and at exactly the moment when understanding human behavior is at a premium. I'm grateful to Or and the Similarweb Board for their trust, and I couldn't be more excited to keep building the future together.”

The Board conducted an extensive search and was supported by Spencer Stuart, a leading global executive search firm.

Similarweb is focused on scaling its AI-powered data products and accelerating go-to-market execution across new and existing markets. The Board prioritized a CEO who is a proven operator with deep go-to-market, strategic, and commercial leadership experience to lead this next stage of the company’s growth, and Michael's track record scaling data-driven, technology-first businesses across product, partnerships, and commercial functions positions him as the right leader to propel the company forward. There is no change to the Company's strategy, operations, or financial outlook.

About Similarweb

Similarweb powers businesses to win their markets with Digital Data. By providing essential web and app data, analytics, and insights, we empower our users to discover business opportunities, identify competitive threats, optimize strategy, acquire the right customers, and increase monetization. Similarweb products are integrated into users’ workflow, powered by advanced technology, and based on leading comprehensive Digital Data.

Press:
David F. Carr
Similarweb
david.carr@similarweb.com

Investors:
Adam Hotchkiss
VP, Investor Relations
adam.hotchkiss@similarweb.com

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